Joseph L. Cannella Partner	Direct Dial: (212) 561-3633

February 13, 2012

Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:
Digital Cinema Destinations Corp.
Registration Statement on Form S-1/A
File No. 333-178648, originally filed on Form S-1 amended by
Forms S-1/A, filed on December 20, 2011 and January 23, 2012, respectively.

Dear Mr. Webb:

We are counsel to Digital Cinema Destinations Corp., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of February 3, 2012 relating to the Registration Statement on Form S-1/A (File No. 333-178648) of the Company (the "Registration Statement"). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter.  We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.

General

1.
We note your response to our prior comment 2. Please provide a basis for your statement that digital cinema is a “more entertaining movie-going experience” on page 1 and 46 or revise to state this as your belief.

Response:

We have revised the first paragraph under the caption “Our Company” on page 1 and the first paragraph above the caption “Industry Overview and Trends” on page 49 of the Registration Statement in response to your comment.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
February 13, 2012

Risk Factors, page 10

Compensation may be paid to our senior management regardless of our profitability, page 15

2.	We note your response to our prior comment 15. Please quantify the aggregate increase in salaries and expenses for management or cross-reference the discussion on page 65.

      Response:

We have revised the second risk factor on page 15 of the Registration Statement in response to your comment.

Use of Proceeds, page 21

3.
We note from the revised disclosure in response to our previous comment 20 that the average cost per screen to convert to digital equipment is approximately $62,000. Further, we note from your disclosure here that you intend to use $14 million from this offering for the Cinema Centers acquisition. Please confirm our understanding that this acquisition comprises 54 screens, all of which you intend to convert to digital equipment. If our understanding is correct. Please tell us whether any of the proceeds of this offering will be used to pay the approximate $3.0 million in conversion costs related to the Cinema Centers acquisition. If so, please revise this section to so state. Further, even if no proceeds of this offering will be used for the conversion, please revise your discussion of the acquisition throughout your filing to include the total number of Cinema Center’s screens that will be converted, the aggregate cost, timeline for completion of such conversion, and source of funding for such conversion.

Response:

We have revised the following paragraphs of the Registration Statement in response to your comment:  the third paragraph under the caption “Overview” on page 30, the second paragraph under “Liquidity and Capital Resources” on page 42 and the second paragraph after the caption “Digital Cinema Implementation” on page 58.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
February 13, 2012

Business, page 46

Our Competitive Strengths, page 48

4.
Please balance the statements regarding “realizing improved theatre level economics by controlling operating costs” on page 48 and “increasing revenues per square foot and reducing the cost per patron of operation” on page 53 by stating that in the successor period of your audited financial statements revenues have decreased and total costs and expenses have increased.

Response:

With respect to your comment number 4, please note that while revenues have decreased and expenses have increased in successor period as compared to the predecessor period, this results from the predecessor’s operation of two theatres for the full fiscal year while the successor operated two theatres for six months and one theatre for approximately 4.5 months.  On a comparative theatre basis, the successor’s revenues actually increased and expenses decreased as compared to the revenues and expenses of the predecessor.  To clarify our statement, we have included the words on a “same theatre basis” on page 51 alongside the caption “Operating Philosophy” and the second paragraph on page 56 of the Registration Statement.

Theatre Operations, page 51

5.
We note your response to our prior comment 23. Please remove the statement regarding “improved economic performance” on page 53 in light of the increased successor net losses in your audited financial statements.

Response:

With respect to your comment number 5, please refer to our response to comment number 4.  To clarify our statement, we have inserted the phrase “same theatre basis” on paragraph 2, page 56 of the Registration Statement in response to your comment.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
February 13, 2012

Marketing and Advertising, page 59

6.
We note your response to our prior comment 32. You state that your marketing strategy is “founded on the release of information through press releases, our website, social media (including Facebook, Twitter, YouTube) and limited print advertising to inform our patrons of film selections and show times.” Please revise to state whether movie patrons are also able to find your film selections and show times through various third party websites and search engines as cinemagoers commonly do.

Response:

We have revised paragraph 1, page 62, of the Registration Statement in response to your comment.

Security Ownership of Certain Beneficial Owners and Management, page 67

7.
We note your response to our prior comment 34. Please revise the first paragraph in this section to also state that you are providing information regarding the beneficial ownership of any person who is the beneficial owner of more than five percent of any class of the your voting securities.

Response:

We have revised the first paragraph under the caption “Security Ownership of Certain Beneficial Owners and Management” on page 70 of the Registration Statement in response to your comment.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-7

8.
The accounting policy you describe specifically addresses the accounting policies of the successor. Please revise to refer to the accounting policies of the company or expand to separately address the accounting policies of the predecessor. Our comment also applies to your discussions of leases, goodwill and elsewhere throughout the footnotes, as applicable.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
February 13, 2012

Response:

We have revised our accounting policy disclosure on pages F-7 through F-10 of the Financial Statements included in Registration Statement in response to your comment.

Film Rent Expense, page F-9

9.
Refer to our previous comment 37. We note from your disclosure on page 35 that you have disclosed VPFs received in the current year. On an ongoing basis, please expand your footnote to disclose the amount by which film rent expense was reduced by VPFs earned during each fiscal period for which income statements have been presented.

Response:

We have revised footnote number 2 on pages F-27 and F-60 of the Financial Statements included in Registration Statement in response to your comment.

10.
As a related matter, please revise MD&A to also include the aggregate VPFs received in total, total unreimbursed out-of-pocket expenses available for reimbursement, and remaining time period in which you can recover such expenses. Consider presenting this information in a roll-forward format for clarity.

Response:

We have included a chart on page 38 of the Registration Statement in response to your comment.

Note 3. Acquisitions, page F-11

11.
You state, on page F-12, that the results of operations of the acquired Theatres are included in the statements of operations from the date of acquisition. However, it appears that only the Bloomfield 8 theatre is accounted for in that manner. The Rialto and Cranford theaters are considered to be your predecessor and constitute your historical financial statements. Pro forma results are only required for the Bloomfield 8 theater, if significant.

Response:

We have revised page F-12 of the Financial Statements included in the Registration Statement in response to your comment.

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
February 13, 2012

Exhibits 23.1, 23.2, and 23.3

12.	Please revise your filing to include properly signed consents. The consents referenced above do not contain the name or signature of the party issuing the consent.

Response:

Executed Consents are being filed as Exhibits 23.1, 23.2, 23.3 and 23.4 of the Registration Statement in response to your comment.

*     *    *

Max A. Webb, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
February 13, 2012

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Eaton & Van Winkle LLP

By:	/s/ Joseph L. Cannella
Joseph L. Cannella